Exhibit 18.1

April 24, 2025

Kaiser Aluminum Corporation
1550 West McEwen Drive
Suite 500
Franklin, TN 37067
USA

Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended March 31, 2025, of the facts relating to the change in method used to determine the cost of inventory for finished goods, work in process and raw materials from the last-in, first-out (LIFO) inventory accounting method to the weighted average cost (WAC) inventory accounting method. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Kaiser Aluminum Corporation, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Kaiser Aluminum Corporation and its subsidiaries as of any date or for any period subsequent to December 31, 2024. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Kaiser Aluminum Corporation, or on the consolidated balances sheets and the related statements of consolidated income, comprehensive income, stockholders’ equity and cash flows of Kaiser Aluminum Corporation and its subsidiaries as of any date or for any period subsequent to December 31, 2024.

Yours truly,

/s/ Deloitte & Touche LLP